UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2013

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

MANUAL FOR PARTICIPATION IN SHAREHOLDERS' MEETINGS

EXTRAORDINARY SHAREHOLDERS' MEETINGS
DATE: JULY 3, 2013
TIME: 16:00 P.M.

Santander

Santander
Banco Santander (Brasil) S.A.

SANB11
NÍVEL 2
BM&FBOVESPA

BSBR
LISTED
NYSE

Index

1.	Message from the Chairman of the Board of Directors	5
2.	Call Notice	6
3.	Participation of the shareholders in the ESM	8
3.1	Representation by power of attorney	8
4.	Matters to be discussed in the ESM	9
4.1	TO RECEIVE an offer to the exercise of the right of first refusal to acquire the shares of Zurich Santander Brasil Seguros e Previdência S.A. (formerly, Santander Seguros S.A.), as stated in the Call Notice to the Extraordinary Shareholders’ Meeting published on June 18, 19, and 20, 2013.	9
5.	List of Exhibits:
	I. Related Documents and Links.	12

This Manual does not constitute an offer of any securities for sale. The shares of Zurich Santander Brasil Seguros e Previdência S.A. shall only be offered to the shareholders of the Company solely due to the applicable Brazilian legal provisions. Such shares will notbe registered under the U.S. Securities Act of 1933 and, accordingly, the depositary for the Company’s American Depositary Receipt (ADR) program may not exercise such rights of first refusal on behalf of the holders of the Company’s ADRs or make such rights available to the holders of the Company’s ADRs.

GlossARY, Abbreviations and Defined Terms

For purposes of this Manual, the terms listed below shall have the meaning attributed to them, except as otherwise referred in this Manual.

Assignment	Has the meaning ascribed on page 9 of this Manual.

Board of Directors	The board of directors of the Company.

Brazilian Corporate Law	Law No. 6404, of December 15, 1976, as amended.

Buyers	Has the meaning ascribed on page 9 of this Manual.

By-laws	By-laws of Zurich Santander Seguros.

Call Notice	Call Notice related to the ESM published by the Company in the Brazilian State Gazette (“DOESP”) and in the newspaper “Valor Econômico”, in editions of June 18, 19 and 20, 2013.

Common Shares	Common, registered, book-entry shares with no par value issued by the Company.

Company or Santander Brasil	Banco Santander (Brasil) S.A.

Contribution	Has the meaning ascribed on page 9 of this Manual.

Controlling Company	Banco Santander, S.A.

Controlling shareholder	Shareholder or group of shareholders bound by a shareholders’ agreement or under common control, and exercising the power to control the Company.

CVM	Comissão de Valores Mobiliários (Brazilian Securities Commission).

ESM

Extraordinary Shareholders’ meeting of the Company, to be held on July 3, 2013.

Holding	Zurich Santander Holding (Spain) S.L.

Inversiones ZS	Inversiones ZS America SPA

Manual	This Manual for participating at the ESM.

Preferred Shares	Preferred, registered, book-entry shares with no par value issued by the Company.

Right of First Refusal	Has the meaning ascribed on page 9 of this Manual.

Shares	11,251,174,951 common shares representing 100% of the share capital of Zurich Santander Seguros.

Stock Purchase Agreement	Stock Purchase Agreement dated July 14, 2011, as amended, executed by and among the Company, the Controlling Company, ZS Insurance and Inversiones ZS.

Unsubscribed Shares	Has the meaning ascribed on page 10 of this Manual.

Zurich Santander Seguros	Zurich Santander Brasil Seguros e Previdência S.A.

ZS Insurance	Zurich Santander Insurance America S.L.

1. Message from the Chairman of the Board of Directors

Dear Shareholders,

I am very pleased to invite you to participate in the Extraordinary Shareholders Meeting (“ESM”) of Banco Santander (Brasil) S.A. (“Company” or “Santander Brasil”), called for July 3, 2013 at 16:00 p.m., in the Auditorium of the head offices of the Company located at Avenida Presidente Juscelino Kubitschek Nos. 2041 and 2235 – 1st mezzanine – Vila Olímpia - São Paulo – State of São Paulo.

This Manual for participating on the ESM (“Manual”) is to assist our shareholders in taking decisions with respect to the rights of first refusal described below, providing to you in advance relevant clarifications and orientation.

On the ESM, we will announce the offer to the shareholders of the Company the right of first refusal to acquire the shares of Zurich Santander Brasil Seguros e Previdência S.A. (formerly, Santander Seguros S.A.), as required by the Brazilian Corporate Law (article 253, I).

We recommend careful reading of this Manual. We are at your disposal to clarify any doubts through our emails acionistas@santander.com.br  and ri@santander.com.br.

We hope that this Manual will fulfill its purpose of assisting you with clarification on the matters to be discussed in our ESM.

Very truly yours,

Marcial Angel Portela Alvarez

Chairman of the Board of Directors

___________________________________________________

2. Call Notice

BANCO SANTANDER (BRASIL) S.A.

A Publicly-held Company with Authorized Capital

CNPJ/MF No. 90.400.888/0001-42

NIRE 35.300.332.067

EXTRAORDINARY SHAREHOLDERS’ MEETING

CALL NOTICE

The shareholders of Banco Santander (Brasil) S.A. (“Company”), are hereby invited, pursuant to article 124 of Law No. 6.404/76, for the Extraordinary Shareholders Meeting (“ESM”) to be held on July 3, 2013, at 4 p.m., at the Auditorium of the Company’s main place of business, at Avenida Presidente Juscelino Kubitschek, No. 2.235, 1st mezzanine – District of Vila Olímpia – São Paulo - State of São Paulo, in connection with an offer to the right of first refusal to acquire the shares of Zurich Santander Brasil Seguros e Previdência S.A. (formerly, Santander Seguros S.A.), a company enrolled with the Brazilian National Registry of Legal Entities of the Ministry of Finance (CNPJ/MF) under No. 87.376.109/0001-06 (“Zurich Santander Seguros”), pursuant to article 253, I, of Law No. 6.404/76, as a result of the Company’s decision to sell all shares of Zurich Santander Seguros to (i) Zurich Santander Insurance America S.L. (formerly, ZS Insurance America S.L.), a holding company headquartered in Spain (“ZS Insurance”), which is held, directly or indirectly, at fifty-one percent (51%) by Zurich Financial Services Ltd. and its affiliates and forty-nine percent (49%) by the Company’s controlling shareholder, Banco Santander, S.A., noting that such equity interest held by ZS Insurance was later assigned to its wholly-owned subsidiary Zurich Santander Holding (Spain) S.L., a holding company headquartered in Spain, and (ii) Inversiones ZS America SPA, a company headquartered in Chile and fully held by ZS Insurance, all as stated in the Material Facts dated February 22, 2011, July 14, 2011, October 5, 2011 and May, 10, 2013, provided that the period for exercise of right of first refusal will be announced at the ESM.

General Instructions:

1. The Company’s shareholders or their legal representatives shall attend the ESM with their respective identification documents. In the event of Company’s shareholder representation by an attorney, the Company’s shareholders shall deposit at the Company’s main place of business, at least seventy two (72) hours before the ESM, the power of attorney granted as required by the Law;

2. More information about the offer to be announced in the ESM can be found in the Manual for Participation in Shareholders’ Meetings which is available to the shareholders (i) at the Company’s main place of business at Avenida Presidente Juscelino Kubitschek, No. 2.041 and No. 2.235 - Block A - Vila Olímpia – São Paulo – State of São Paulo, 9th floor – Legal Corporate Executive Office, where it may be consulted, in business days from 10 am to 4 pm, and also on their websites (www.ri.santander.com.br – in English >> Corporate Governance >> Minutes and Management Meeting >> Minute of Shareholder Meeting and www.santander.com.br/acionistas – in Central de Downloads); (ii)  at the Brazilian Securities Commission (Comissão de Valores Mobiliários), at Rua Sete de Setembro, No. 111, 5th floor, Consultation Center (Centro de Consultas), Rio de Janeiro – State of Rio de Janeiro or at Rua Cincinato Braga, No. 340, 2th to 4th floors, Ed. Delta Plaza, São Paulo – State of São Paulo, and on its website (www.cvm.gov.br) and (iii) at BM&F Bovespa S.A. – Stock, Commodities and Futures Exchange – BM&FBOVESPA, at Rua XV de Novembro, No. 275, São Paulo – State of São Paulo and on its website (www.bmfbovespa.com.br); and

3.         This Call Notice does not constitute an offer of any securities for sale. The shares of Zurich Santander Brasil Seguros e Previdência S.A. shall only be offered to the shareholders of the Company solely due to the applicable Brazilian legal provisions. Such shares will not be registered under the U.S. Securities Act of 1933 and, accordingly, the depositary for the Company’s American Depositary Receipt (ADR) program may not exercise such rights of first refusal on behalf of the holders of the Company’s ADRs or make such rights available to the holders of the Company’s ADRs.

São Paulo, June 17, 2013

Marcial Angel Portela Alvarez

Chairman of the Board of Directors

___________________________________________________

3. Participation of the Shareholders in the ESM

The shareholders of Santander Brasil may participate in the ESM personally, or through a duly appointed and established attorney-in-fact.

The following documents will be required from the shareholders for participation in the ESM:

Individual	Identification document with photo [1] (original or certified copy)
Legal entity	• corporate documents that evidence the legal representation of the shareholder (original or certified copy) [2] • ID document of the legal representative with photo (original or certified copy)

3.1. Representation by Power of Attorney

The shareholder may be represented in the ESM by an attorney-in-fact duly appointed and established by a public or private instrument, and, on the terms of Article 126, Paragraph One of the Brazilian Corporate Law, the attorneys-in-fact must have been appointed less than one (1) year before, and must be (i) shareholders of the Company, (ii) administrative officers of the company, (iii) attorneys, or (iv) financial institutions, while it is incumbent upon the managers of investment funds to represent their unit holders.

The originals or certified copies of the documents mentioned above must be delivered at the head offices of the Company by no later than the time for opening the ESM.

However, in order to facilitate the access of the shareholders to the ESM, we recommend that delivery of these documents be made at least seventy-two (72) hours prior to the opening of the ESM.

For the case of documents sent by email, the originals or certified copies must be delivered at the head offices of the Company on the day of the ESM.

The documents must be delivered at the head offices of the Company, at Avenida Presidente Juscelino Kubitschek No. 2041 and 2235 – Block A – Vila Olímpia - São Paulo – State of São Paulo, 9th floor – Legal Corporate Executive Office telephones +55 11 3553-0982 and +55 11 3553-5436, email: juridsocietario@santander.com.br.

___________________________________________________

1 The following documents may be presented: (i) General Registration ID Card (RG); (ii) Foreigner Identity Card (RNE); (iii) Valid passport; (iv) Professional Class ID Card valid as a civil identity for legal purpose (e.g.: OAB, CRM, CRC, CREA); or (v) National Driver’s License (CNH) with photo.

2 By-Laws/Articles of Association and Minutes/Instruments of election of the legal representatives registered with the pertinent body.

4. Matters to be Presented in the ESM

4.1. Offer to the shareholders of the Company the right of first refusal to acquire the shares of Zurich Santander Brasil Seguros e Previdência S.A. (formerly, Santander Seguros S.A.) (“Zurich Santander Seguros”), pursuant to and for the purposes of article 253, I of Brazilian Corporate Law.

As stated in the Material Facts of the Company dated February 22, 2011, July 14, 2011, October 5, 2011, and May 10, 2013, a final and definitive decision was made, pursuant to the Stock Purchase Agreement dated July 14, 2011 (as amended, “Stock Purchase Agreement”), on the purchase price relating to disposal of all shares of Zurich Santander Seguros to (i) Zurich Santander Insurance America S.L. (formerly, ZS Insurance America S.L.), a holding company headquartered in Spain (“ZS Insurance”), which is held, directly or indirectly, at 51% by Zurich Financial Services Ltd. and its affiliates and 49% by the Company’s controlling shareholder, Banco Santander, S.A. (“Controlling Company”), noting that such equity interest held by ZS Insurance was later assigned (“Contribution”) to its wholly-owned subsidiary Zurich Santander Holding (Spain) S.L. (“Holding”), a holding company headquartered in Spain, and (ii) Inversiones ZS America SPA, a company headquartered in Chile and fully held by ZS Insurance (“Inversiones ZS”  and, jointly with the Holding, the “Buyers”).

As a result of the above, it will be offered to the shareholders of the Company a right of first refusal to acquire eleven billion two hundred and fifty-one million one hundred and seventy-four thousand and nine hundred and fifty-one (11.251.174.951) common shares representing 100% of the share capital of Zurich Santander Seguros (“Shares”), pursuant to and for the purposes of article 253, I of Brazilian Corporate Law, in the proportion of 0.0282671595 common shares of Zurich Santander Seguros for each common or preferred share then held in the Company or 2.9680517494 common shares of Zurich Santander Seguros for each Unit held, considering that each Unit represents 55 common shares and 50 preferred shares of the Company, noting that: (a) eventual fractional Shares will be disregarded upon the eventual Shares acquisition; and (b) such share exchange ratio will be updated if there is new equity position of the Company until the ESM (“Right of First Refusal”).

The final and definitive purchase price for the shares of Zurich Santander Seguros is two billion seven hundred and forty-four million nine hundred and ninety thousand four hundred and twenty-nine reais and ninety-eight centavos (R$ 2,744,990,429.98), which was set in reliance on: (i) the special balance sheet prepared by Zurich Santander Seguros as of September 30, 2011; (ii) the price adjustment mechanisms expressly set out in the corresponding Stock Purchase Agreement; and (iii) negotiations between the parties.

On the terms of the Stock Purchase Agreement and the Contribution, the Controlling Company have already assigned its Right of First Refusal to the Buyers (“Assignment”), noting that, as a result of the full payment, by the Buyers, of the price stipulated in the Stock Purchase Agreement, the Right of First Refusal related to the shares held by the Controlling Company through its subsidiaries, Grupo Empresarial Santander, S.L., Santander Insurance Holding, S.L., and Sterrebeeck, B.V., have already been properly exercised, with the full payment of the respective acquisition price by the Buyers.

The purchase price of each share of Zurich Santander Seguros will be of R$ 0.1695792483 and such payment, excepted as provided above, shall be made promptly in cash, at the time of the exercise of the Right of First Refusal, directly to the Company, in the position of depositary institution of the Company’s shares. Such price is net of amounts of dividends and interest on equity capital distributed and paid by Zurich Santander Seguros since October 5, 2011 up to this date, in favor of Holding, and if there are new distributions and payments of dividends and/or interest on equity capital by Zurich Santander Seguros until the ESM, then such amount shall be deducted from the price per share to be paid by each shareholder of the Company.

The Company also clarifies that:

(a)   the Shares are common, registered, book-entry shares with no par value issued by Zurich Santander Seguros, that grant is owners rights and advantages and will be subject to restrictions arising from Law No. 6404/76 and from the By-laws of Zurich Santander Seguros, a copy of which is available at the Company's headquarters for consultation;

(b)   Zurich Santander Seguros is a closely-held company (companhia fechada) and has no securities traded in the securities market (i.e., on stock exchange or over-the-counter market). In fact, the shares of Zurich Santander Seguros have no market liquidity and there is no fact or circumstance signaling that its shares will have market liquidity in the future;

(c)   Zurich Santander Seguros has as its core activity the operation of personal insurance in any mode, as well as annuity plans in the open-end private pension segment; it is the  sole shareholder in Zurich Santander Brasil Seguros S.A. (formerly, Santander Brasil Seguros S.A.) (“Zurich Santander Brasil Seguros” and, jointly with Zurich Santander Seguros, the “Insurance Companies”), which, in turn, engages in damage insurance in any mode;

(d)   the Insurance Companies market their products through the Santander Brazil sales chain, on an exclusivity basis;

(e)   the period for exercise of the Right of First Refusal will be announced at the ESM, according to the Brazilian applicable legal provisions.. The Right of First Refusal will be granted only to those who are shareholders in the Company on  July 3, 2013, date of the ESM;

(f)    as informed by the Company in the Material Fact dated October 5, 2011, the holding companies controlled by Banco Santander S.A., controlling shareholder of the Company, the Grupo Empresarial Santander, S.L., Santander Insurance Holding, S.L. and Sterrebeeck, B.V., assigned their Rights of First Refusal to acquire the shares of Zurich Santander Seguros, which, on the reference date of May 31, 2013, represent approximately 74.98% of the shares of Zurich Santander Seguros;

(g)   the right of first refusal may be freely transferred by the Company’s shareholders to third parties, pursuant to article 171, Paragraph Six of Brazilian Corporate Law;

(h)   upon the ending of the period to exercise the Right of First Refusal, the Company may promote one or more apportionments of eventual unsubscribed shares, or remaining shares of unsubscribed shares, on the terms of the provisions set forth in the article 171, paragraph seven, item “b” of the Law N. 6404/76 (“Unsubscribed Shares”), until there is no more Shareholders interested in acquiring the Shares;

(i)     to the extent that the Buyers have already acquired and paid the total purchase price of the Shares to the Company, in each round of Unsubscribed Shares, the Company will calculate the equity interest of the Buyers up to the maximum permitted due to the rights of Unsubscribed Shares related to the shares of the Controlling Company’s group; and

(j)     the Shares related to unexercised Rights of First Refusal, as well as the shares whose Right of First Refusal exercise price has not been paid until the stated date, will be deemed definitively disposed of to the Holding.

EXHIBIT I

RELATED DOCUMENTS AND LINKS

All documents mentioned herein may be found in the links below. Additionally, these links include the following additional documents of interest to shareholders:

▪    www.ri.santander.com.br or www.santander.com.br/acionistas: Information about the Company, such as corporate governance practices, management members’ resumes.

▪    www.bmfovespa.com.br:  Level 2 Listing Regulations of Corporate Governance.

▪    www.cvm.gov.br:  Corporate Law, CVM Instructions No. 480 and CVM Instruction No. 481.

* * * *

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: June 17, 2013

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Carlos Alberto Lopéz Galán
Carlos Alberto Lopéz Galán Vice - President Executive Officer